Exhibit 99.2

FORM: 3	CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

WHEN TO FILE:

A.

All Listed Issuers

Within 10 days after any relevant change.

B.

Trusts and Limited Partnerships

In addition to the above-described requirements for a listed issuers, file a Form 3 within 10 days of any relevant change to the senior officers or directors of the Manager or General Partner, as the case may be, of the listed Trust or Limited Partnership.

HOW:	For Companies Reporting to the Toronto TSX Office: Via fax to 416-947-4547 or via email to listedissuers@tsx.com
For Companies Reporting to the Montreal TSX Office: Via fax to 514-788-2421 or via email to listedissuers@tsx.com

QUESTIONS:

For Companies Reporting to the Toronto TSX Office:
Email listedissuers@tsx.com  or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company’s name), as follows:

A – K                 416-947-4538

L – Z                  416-947-4616

For Companies Reporting to the Montreal TSX Office: Call 514-788-2451 or email listedissuers@tsx.com regarding any questions about this Form or about the exempt / non-exempt status of the Company.
NOTE:	A Form 3 is not required to be filed in respect of any change to the officers or directors of any subsidiary of the Company.

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
	MR.	TELFER	IAN	W.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
CEO AND DIRECTOR	FEBRUARY 24, 2005
PRESIDENT	MARCH 17, 2005

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?

YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
MR.	BARNES	PETER	D.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)
	Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
	CFO	MARCH 17, 2005

CHECK HERE	Deletion (termination or resignation)
	Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
	MR.	BARWICK	RUSSELL
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)
CHECK HERE	Addition (new appointment)

	Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
	COO	MARCH 17, 2005

CHECK HERE	Deletion (termination or resignation)
	Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
	MR.	LUNA	EDUARDO
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)
	Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
	EXECUTIVE VICE PRESIDENT	MARCH 17, 2005

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?

YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
MR.	BELL	JOHN
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
DIRECTOR	FEBRUARY 24, 2005

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
	MR.	BELL	LAWRENCE	I.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
DIRECTOR	FEBRUARY 24, 2005

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
MR.	HOLTBY	DOUGLAS	M.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
DIRECTOR	FEBRUARY 24, 2005

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
MR.	MADERO	ANTONIO
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
DIRECTOR	FEBRUARY 24, 2005

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
	MR.	McEWEN	ROBERT
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
CEO	FEBRUARY 24, 2005

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
MR.	HUTCH	JAMES	P.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
DIRECTOR	FEBRUARY 24, 2005

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G
CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
MR.	HORNE	STUART	R.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
DIRECTOR	FEBRUARY 24, 2005

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005

FORM: 3	Issuer Name:	GOLDCORP INC.	Stock Symbol:	G

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
	MR.	GOLDSACK	RONALD	M.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
DIRECTOR	FEBRUARY 24, 2005

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
YES NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	ANNA TUDELA
SIGNATURE	/s/ Anna Tudela
PHONE / EMAIL	604-696-3023 / ATUDELA@GOLDCORP.COM
DATE	June 2, 2005